SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM Participações S.A.
CNPJ 02.558.115/0001-21

RELEVANT FACT

As required by Instruction No. 358 of January 3, 2002, enacted by Comissão de Valores Imobiliários ("CVM")(the Brazilian Securities Commission), TIM Participações S.A. ("TIM"), a publicly-held corporation, hereby reports to the public the following information:

On May 15, 2006, as per the decision of the board of directors of our controlling shareholder, TIM Brasil Serviços e Participações S.A, a registration request for the public secondary offering of a portion of the TIM preferred shares held by TIM Brasil Serviços e Participações S.A, was filed with the CVM.  Such registration filing is requested in connection with a global public offering of the preferred shares and American Depositary Shares ("ADSs"), to be offered simultaneously in Brazil and abroad.

The offering documentation filed with the CVM is subject to the review and comments of the above mentioned securities agency and thus is subject to further review to address its respective comments.

In addition, as per a decision of our board of directors, a shelf registration with respect to the ADSs of TIM will be also filed with the Securities and Exchange Commission ("SEC") of the United States of America.

TIM PARTICIPAÇÕES S.A.

Stefano De Angelis
Investor Relations Officer

This material fact notice does not constitute an offer to sell or the solicitation of an offer to buy any of the ADSs or preferred shares described in the shelf registration statement to be filed, nor shall there be any sale of the ADSs and the preferred shares in any state in which such offer, solicitation or sale would be unlawful.  The ADSs and the preferred shares will be offered and sold only pursuant to the base prospectus filed as part of the registration statement, and the prospectus supplement when such base prospectus and supplement are made available.  The base prospectus and the prospectus supplement will contain detailed information about the company and management, as well as financial statements.  The ADSs and the preferred shares may not be sold nor may offers to buy be accepted prior to the time the relevant prospectus supplement is made available.  A written copy of the base prospectus and the prospectus supplement when they are availabl e may be obtained by making a request therefore to the offices of TIM Participações, S.A. at Avenida das Américas, 3434-7° andar, Rio de Janeiro, RJ, Brazil, CEP 22.640-102, telephone:  +55 (21) 4009-3742 and are available free of charge at the SEC's website at www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 15, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer